UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V.

ANNOUNCES RESULTS FOR THE SECOND QUARTER 2014

Guadalajara, Jalisco, Mexico, July 24, 2014 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2014. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of 2Q14 vs. 2Q13:

•      The sum of aeronautical and non-aeronautical revenues increased Ps. 185.7 million, or 16.2%. Total revenues increased Ps. 144.8 million, or 11.4%.

•      Cost of services increased Ps. 34.4 million, or 12.5%, compared to 2Q13.

•      Operating Income increased Ps. 133.3 million, or 24.0%.

•      EBITDA increased Ps. 135.6 million, or 17.5%, in 2Q14 compared to 2Q13. EBITDA margin (excluding the effects of IFRIC 12) increased from 67.5% in 2Q13 to 68.3% in 2Q14.

•      Net income and comprehensive income increased by Ps. 83.4 million, or 24.0%.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Raul Revuelta Musalem, Chief Financial Officer	Maria Barona
Miguel Aliaga, Institutional Relations Officer	Rafael Borja
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

Operating Results

During the second quarter of 2014 total terminal passengers increased by 676.7 thousand passengers, representing a 12.3% increase as compared to the same period of 2013. Domestic and international passenger traffic increased by 336.2 thousand passengers and 340.6 thousand passengers, respectively.

Total passenger traffic growth during the second quarter of 2014 was mainly driven by increases at the airports of Guadalajara (10.1%), Los Cabos (14.5%), Puerto Vallarta (20.4%) and Tijuana (9.2%), whose traffic increased by 193.9 thousand, 123.4 thousand, 119.3 thousand and 91.7 thousand passengers, respectively. It is important to mention the opening of the following routes during 2Q14:

Domestic:

International:

.

Second Quarter 2014 Report	Page 2 of 21

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Second Quarter 2014 Report	Page 3 of 21

Total Terminal Passengers (in thousands):

Second Quarter 2014 Report	Page 4 of 21

Consolidated Results for 2Q14 vs 2Q13

Second Quarter 2014 Report	Page 5 of 21

Revenues (2Q14 vs 2Q13)

•	Aeronautical revenues increased Ps. 117.7 million, or 13.7%.
•	Non-aeronautical revenues increased Ps. 68.0 million, or 23.6%.
•	Revenues from improvements to concession assets decreased Ps. 40.8 million, or 34.4%.
•	Total revenues increased Ps. 144.8 million, or 11.4%.

-	Aeronautical revenues increased by Ps. 117.7 million, or 13.7%, in 2Q14, mainly due to an increase of Ps. 97.8 million in revenues from passenger charges, as a result of the 12.3% growth in total passenger traffic during 2Q14.

-	Non-aeronautical revenues increased Ps. 68.0 million, or 23.6%, in 2Q14 compared to 2Q13, partly as a result of a Ps. 26.8 million, or 135.5% increase in recovery of costs revenues, as a result of the Company providing checked baggage inspection services to more airlines during 2Q14. Revenues from business lines operated directly by the Company increased by Ps. 21.7 million, or 25.9%. In addition, there was an increase of Ps. 19.5 million, or 10.6%, in revenues from business lines operated by third parties.

Second Quarter 2014 Report	Page 6 of 21

-	Revenues from improvements to concession assets[1]

Revenues from improvements to concession assets (IFRIC 12) decreased Ps. 40.8 million, or 34.4%, due to a lower level of investment in 2014 than in 2013, in line with the commitments made in the Company’s Master Development Programs for 2014, the lowest year for the 2010-2014 period.

Total operating expenses in 2Q14 increased Ps. 11.5 million, or 1.6%, compared to 2Q13 due to the following factors:

➢ Cost of services increased Ps. 34.4 million, or 12.5%, compared with 2Q13, mainly due to the following:

-	Other operating expenses for 2Q14 increased Ps. 17.8 million, or 38.2%, due to an increase in provisions for doubtful accounts of Ps. 4.4 million, an increase in the cost of supplies for convenience stores of Ps. 2.3 million, and an increase in professional services fees of Ps. 9.1 million, among others.

Safety, security and insurance costs for 2Q14 increased Ps. 6.8 million, or 16.0%, compared with 2Q13. Due to an increase in security fees and to the addition of personnel for checked baggage inspection services.

-	Employee costs increased Ps. 6.1 million, or 6.4%, compared with 2Q13.

-	Utilities for 2Q14 increased by Ps. 4.4 million, or 11.9% compared with 2Q13.

-	Maintenance costs decreased Ps. 0.6 million, or 1.1% compared with 2Q13.

➢ Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 40.8 million, or 34.4%, during 2Q14.

Operating margin for 2Q14 increased 500 basis points from 43.9% in 2Q13 to 48.9% in 2Q14. Operating margin, excluding the effects of IFRIC 12, increased 320 basis points, from 48.5% to 51.7% in 2Q14. The nominal value of operating income increased Ps. 133.3 million, or 24.0%.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

Second Quarter 2014 Report	Page 7 of 21

EBITDA margin increased 330 basis points, from 61.2% in 2Q13 to 64.5% in 2Q14. EBITDA margin, excluding the effects of IFRIC 12, increased 80 basis points, from 67.5% in 2Q13 to 68.3% in 2Q14. The nominal value of EBITDA increased Ps. 135.6 million, or 17.5%.

Financing expense, net, decreased Ps. 11.5 million, from an expense of Ps. 17.6 million in 2Q13 to an expense of Ps. 6.1 million in 2Q14. This decrease was mainly due to a net interest expense decrease of Ps. 38.3 million, from an expense of 44.3 million in 2Q13 to Ps. 6.0 million in 2Q14, driven by a decrease in Pemex’s bond prices in 2Q13 and a decrease in interest expenses on bank loans in 2Q14 as compared to 2Q13. This benefit was partially offset by a Ps. 26.8 million net exchange rate loss in 2Q14; in 2Q13 the exchange rate gain was Ps. 26.7 million, while in 2Q14 the exchange rate loss was equal to Ps. 0.1 million.

Net income and comprehensive income in 2Q14 increased by Ps. 83.4 million, or 24.0%, compared to 2Q13. Earnings before income taxes increased by Ps. 144.9 million, or 26.9%. Income taxes increased Ps. 24.3 million in 2Q14, and deferred taxes increased Ps. 37.2 million in 2Q14, from an expense of Ps. 32.4 million in 2Q13 to an expense of Ps. 69.6 million in 2Q14.

Second Quarter 2014 Report	Page 8 of 21

First half 2014 Consolidated Results

Second Quarter 2014 Report	Page 9 of 21

Revenues (1H14)

•	Aeronautical revenues increased Ps. 229.7 million, or 13.1%.
•	Non-aeronautical revenues increased Ps. 126.8 million, or 22.1%.
•	Revenues from improvements to concession assets decreased Ps. 81.7 million, or 34.4%.
•	Total revenues increased Ps. 274.8 million, or 10.7%.

-	Aeronautical revenues increased by Ps. 229.7 million, or 13.1%, in 1H14, mainly due to an increase of Ps. 206.1 million in revenues from passenger charges, as a result of the 12.2% growth in total passenger traffic during 1H14.

-	Non-aeronautical revenues increased Ps. 126.8 million, or 22.1%, in 1H14 compared to 1H13, mainly due to an increase of Ps. 44.8 million, or 113.0%, in recovery of costs revenues, as a result of the Company providing checked baggage inspection services to more airlines during 1H14 than during 1H13. In addition, there was an increase of Ps. 43.8 million, or 11.9%, in revenues from business lines operated by third parties, while revenues from business lines operated directly by the Company increased Ps. 38.2 million, or 23.0%.

Second Quarter 2014 Report	Page 10 of 21

Total operating expenses in 1H14 decreased Ps. 6.7 million, or 0.5%, compared with 1H13.

➢ Cost of services in 1H14 increased Ps. 42.9 million, or 8.1%, compared with 1H13, mainly due to the following:

-	Other operating expenses increased Ps. 25.5 million, or 27.8%, due to an increase in provisions for doubtful accounts of Ps. 5.1 million, an increase in cost of supplies for convenience stores of Ps. 5.8 million, and an increase in professional services fees of Ps. 12.2 million, among others.

-	Safety, security and insurance costs for 1H14 increased Ps. 12.3 million, or 14.7%, compared with 1H13, due to an increase in security fees and to the addition of personnel for checked baggage inspection services.

-	Utilities for 1H14 increased by Ps. 7.5 million, or 11.7%.

-	Maintenance costs increased Ps. 4.1 million, or 4.6% during 1H14.

-	Employee costs decreased Ps. 6.5 million, or 3.3%.

➢ Cost of improvements to concession assets (IFRIC 12) decreased by Ps. 81.7 million, or 34.4%, during 1H14.

Operating margin for 1H14 increased 550 basis points from 45.3% in 1H13 to 50.8% in 1H14. Operating margin, excluding the effects of IFRIC 12, increased 380 basis points, from 49.9% in 1H13 to 53.7% in 1H14. The nominal value of operating income increased Ps. 281.5 million, or 24.2%.

EBITDA margin for 1H14 increased 400 basis points, from 62.4% in 2013 to 66.4% in 2014. EBITDA margin, excluding the effects of IFRIC 12, increased 160 basis points, from 68.7% in 1H13 to 70.3% in 1H14. The nominal value of EBITDA increased Ps. 287.0 million, or 17.9%.

Financing result increased Ps. 64.7 million, from an expense of Ps. 56.2 million in 1H13 to a gain of Ps. 8.5 million in 1H14. This result was mainly due to a net interest expense decrease from an expense of Ps. 58.1 million in 1H13 to an interest income of Ps. 2.9 million in 1H14, driven by a decrease in the Pemex’s bond prices in 1H13, a decrease in interest expenses on bank loans in 1H14 as compared to 1H13 and an exchange rate gain of Ps. 5.6 million in 1H14 as compared to an exchange rate gain of Ps. 1.9 million in 1H13, which generated a benefit of Ps. 3.7 million in 2014.

Second Quarter 2014 Report	Page 11 of 21

Net income and comprehensive income in 1H14 increased by Ps. 195.7 million, or 22.1%, compared to 1H13. Earnings before income taxes increased by Ps. 346.3 million, or 31.3%, from Ps. 1,106.7 million in 2013 to Ps. 1,453.0 million in 2014. Income taxes expense increased Ps. 150.6 million, due to a Ps. 94.8 million increase in current taxes and a Ps. 55.8 million decrease in deferred tax benefits, due to a lower inflation level in 1H14 than in 1H13.

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for the January-June 2014 period were Ps. 1,986.2 million, resulting from an average aeronautical revenue of Ps. 148.4 per WLU. Regulated revenues accounted for 69.9% of total revenues and 73.9% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company complied for the year 2012. The review for compliance during the year 2013 has not been concluded yet.

Statement of Financial Position

As of June 30, 2014, the Company had a balance of cash and cash equivalents of Ps. 882.6 million. The Company’s principal assets as of June 30, 2014 consisted of the net balance of the airport concessions’ value equal to Ps. 9,753.3 million, rights to use airport facilities equal to Ps. 1,185.4 million and improvements to concession assets, machinery and equipment, improvements to leased buildings, and advanced payments to suppliers equal to a combined Ps. 5,937.0 million. These balances represented approximately 41.4%, 5.0% and 25.2% of total assets, respectively.

The balance of deferred income tax assets increased by Ps. 465.2 million as of June 30, 2014 as compared to June 30, 2013.  This increase was primarily due to the fact that the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation. As a result, the book values are lower than the taxable values, which do recognize inflationary effects. In addition, the amendments implemented as a result of the 2014 fiscal reform resulted in a change to the corporate tax rate from 28% to 30% for 2014 and subsequent fiscal periods, which also contributed to the increase in deferred income taxes.

Second Quarter 2014 Report	Page 12 of 21

CAPEX

During 1H14, the Company invested Ps. 299.0 million in capital expenditures, mainly for investments carried out during 1H14, as well as for investments for which payment was pending at the 2013 year-end, in accordance with IAS 7 “Statement of Cash Flows”.

Relevant Events

On May 30, 2014, the Company contracted a line of credit with Scotiabank Inverlat for Ps. 270.0 million, for the financing of our capital expenditures for the 2014 fiscal year. The total amount was disbursed on that date.

Changes to Accounting Policies

Beginning January 1, 2014, the following International Financial Reporting Standards (“IFRS”) came into effect:

•	Investment Entities (Amendments to IFRS 10 – “Consolidated Financial Statements”, IFRS 12 – “Disclosure of Interests in Other Entities”, and IAS 27 – “Consolidated and Separate Financial Statements”)
•	Amendment to IAS 32 – “Offsetting Financial Assets and Financial Liabilities”
•	IFRIC 21 – “Levies”
•	IFRS 9 – “Financial Instruments”
•	Amendments to IFRS 9 and IFRS 7 – “Mandatory Effective Date of IFRS 9 and Transition Disclosures”

Financial Statements for the consolidated period ended June 30, 2014 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

* * *

Second Quarter 2014 Report	Page 13 of 21

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Second Quarter 2014 Report	Page 14 of 21

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q13	2Q14	Change	1H13	1H14	Change
Guadalajara						
Aeronautical services	313,170	348,039	11.1%	612,070	686,664	12.2%
Non aeronautical services	94,420	108,638	15.1%	184,216	209,691	13.8%
Improvements to concession assets (IFRIC 12)	68,665	55,095	(19.8%)	137,329	110,189	(19.8%)
Total Revenues	**476,256**	**511,772**	**7.5%**	**933,615**	**1,006,543**	**7.8%**
Operating Income	245,677	296,258	20.6%	482,556	567,494	17.6%
EBITDA	**304,440**	**339,850**	**11.6%**	**600,495**	**685,744**	**14.2%**
Tijuana						
Aeronautical services	128,203	141,330	10.2%	248,340	280,876	13.1%
Non aeronautical services	32,811	44,043	34.2%	64,384	83,621	29.9%
Improvements to concession assets (IFRIC 12)	2,719	987	(63.7%)	5,437	1,974	(63.7%)
Total Revenues	**163,732**	**186,360**	**13.8%**	**318,161**	**366,471**	**15.2%**
Operating Income	72,577	99,115	36.6%	140,485	181,250	29.0%
EBITDA	**105,260**	**122,282**	**16.2%**	**205,839**	**247,759**	**20.4%**
Puerto Vallarta						
Aeronautical services	100,844	122,657	21.6%	257,801	297,211	15.3%
Non aeronautical services	40,779	49,835	22.2%	87,044	104,576	20.1%
Improvements to concession assets (IFRIC 12)	2,014	4,634	130.1%	4,028	9,268	130.1%
Total Revenues	**143,637**	**177,126**	**23.3%**	**348,874**	**411,056**	**17.8%**
Operating Income	63,294	93,521	47.8%	184,695	232,305	25.8%
EBITDA	**94,744**	**118,088**	**24.6%**	**248,092**	**295,582**	**19.1%**
Los Cabos						
Aeronautical services	151,826	176,009	15.9%	311,443	350,375	12.5%
Non aeronautical services	84,049	97,109	15.5%	170,017	199,236	17.2%
Improvements to concession assets (IFRIC 12)	3,860	11,751	204.4%	7,720	23,502	204.4%
Total Revenues	**239,735**	**284,869**	**18.8%**	**489,180**	**573,114**	**17.2%**
Operating Income	132,857	164,832	24.1%	280,686	332,495	18.5%
EBITDA	**173,687**	**199,895**	**15.1%**	**363,279**	**414,150**	**14.0%**

Second Quarter 2014 Report	Page 15 of 21

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

Airport	2Q13	2Q14	Change	1H13	1H14	Change
Hermosillo						
Aeronautical services	43,943	44,998	2.4%	83,828	85,910	2.5%
Non aeronautical services	9,946	14,721	48.0%	18,862	26,839	42.3%
Improvements to concession assets (IFRIC 12)	101	1,324	1215.0%	201	2,648	1215.0%
Total Revenues	**53,990**	**61,043**	**13.1%**	**102,891**	**115,397**	**12.2%**
Operating Income	21,310	26,526	24.5%	38,661	46,543	20.4%
EBITDA	**32,127**	**34,684**	**8.0%**	**60,371**	**68,427**	**13.3%**
Guanajuato						
Aeronautical services	38,528	47,306	22.8%	76,017	91,701	20.6%
Non aeronautical services	9,944	14,423	45.0%	18,854	27,297	44.8%
Improvements to concession assets (IFRIC 12)	2,180	331	(84.8%)	4,360	662	(84.8%)
Total Revenues	**50,653**	**62,060**	**22.5%**	**99,231**	**119,660**	**20.6%**
Operating Income	19,038	31,953	67.8%	37,648	57,892	53.8%
EBITDA	**29,314**	**39,821**	**35.8%**	**57,553**	**78,714**	**36.8%**
Others (1)						
Aeronautical services	83,046	96,899	16.7%	166,995	193,477	15.9%
Non aeronautical services	15,829	26,983	70.5%	31,115	50,009	60.7%
Improvements to concession assets (IFRIC 12)	39,126	3,712	(90.5%)	78,252	7,424	(90.5%)
Total Revenues	**138,000**	**127,594**	**(7.5%)**	**276,361**	**250,909**	**(9.2%)**
Operating Income	(1,590)	9,303	(685.2%)	5,094	27,442	438.7%
EBITDA	**29,308**	**49,394**	**68.5%**	**67,189**	**107,877**	**60.6%**
Total						
Aeronautical services	859,561	977,239	13.7%	1,756,494	1,986,213	13.1%
Non aeronautical services	287,778	355,751	23.6%	574,492	701,268	22.1%
Improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)	237,327	155,668	(34.4%)
Total Revenues	**1,266,002**	**1,410,824**	**11.4%**	**2,568,313**	**2,843,150**	**10.7%**
Operating Income	553,163	721,508	30.4%	1,169,825	1,445,422	23.6%
EBITDA	**768,881**	**904,014**	**17.6%**	**1,602,816**	**1,898,252**	**18.4%**

[1] "Others" include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Second Quarter 2014 Report	Page 16 of 21

Exhibit B: Consolidated Statement of Financial Position as of June 30 (in thousands of pesos):

Second Quarter 2014 Report	Page 17 of 21

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Second Quarter 2014 Report	Page 18 of 21

Exhibit D: Consolidated Statements of Profit or Loss and Other Comprehensive Income

(in thousands of pesos):

2Q13	2Q14	Change	1H13	1H14	Change
Revenues						
Aeronautical services	859,561	977,239	13.7%	1,756,494	1,986,213	13.1%
Non aeronautical services	287,778	355,751	23.6%	574,492	701,268	22.1%
Improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)	237,327	155,668	(34.4%)
Total revenues	**1,266,002**	**1,410,824**	**11.4%**	**2,568,313**	**2,843,150**	**10.7%**
Operating costs						
Costs of services:	275,641	310,080	12.5%	530,073	572,969	8.1%
Employee costs	95,065	101,154	6.4%	200,398	193,851	(3.3%)
Maintenance	54,498	53,887	(1.1%)	89,975	94,121	4.6%
Safety, security & insurance	42,310	49,077	16.0%	83,552	95,835	14.7%
Utilities	37,288	41,706	11.9%	64,446	71,965	11.7%
Other operating expenses	46,480	64,256	38.2%	91,702	117,197	27.8%
Technical assistance fees	40,734	47,926	17.7%	84,278	99,410	18.0%
Concession taxes	57,020	66,192	16.1%	115,785	133,387	15.2%
Depreciation and amortization	218,816	221,126	1.1%	438,969	444,492	1.3%
Other expense	(1,064)	(1,851)	73.9%	(1,036)	(7,216)	596.4%
Cost of improvements to concession assets (IFRIC 12)	118,664	77,834	(34.4%)	237,327	155,668	(34.4%)
Total operating costs	**709,811**	**721,307**	**1.6%**	**1,405,398**	**1,398,711**	**(0.5%)**
Operating income	**556,191**	**689,517**	**24.0%**	**1,162,916**	**1,444,439**	**24.2%**
Financial (cost) income	(17,647)	(6,112)	(65.4%)	(56,215)	8,517	(115.2%)
Earnings before income taxes	**538,544**	**683,405**	**26.9%**	**1,106,701**	**1,452,956**	**31.3%**
Income taxes	(190,442)	(251,928)	32.3%	(221,442)	(372,033)	68.0%
Net income and comprehensive income	**348,103**	**431,477**	**24.0%**	**885,260**	**1,080,923**	**22.1%**

Second Quarter 2014 Report	Page 19 of 21

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under common stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to the Stock Exchanges, the financial statements will continue being prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Second Quarter 2014 Report	Page 20 of 21

Exhibit F: Other Operating Data (in thousands of pesos):

* * *

Second Quarter 2014 Report	Page 21 of 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: July 25, 2014